Ramsaran Maharajh, Jr. Executive Vice President & General Counsel O: 860.728.7672 C: 860.221.9014 ramsaran.maharajh@rtx.com	Raytheon Technologies Global Headquarters 1000 Wilson Boulevard Suite 2300 Arlington, VA 22209 USA

September 22, 2022

Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
Washington, DC  20549

Re:    Raytheon Technologies Corp.
          Definitive Proxy Statement on Schedule 14A Filed March 14, 2022
          File No. 001-00812

To Whom It May Concern:

On behalf of Raytheon Technologies Corporation (the “Company”), I am writing in response to the Securities and Exchange Commission staff’s letter dated September 8, 2022 (the “Staff Letter”) related to its review of the Company’s definitive proxy statement on Schedule 14A filed on March 14, 2022.

The Company hereby confirms that in its future proxy statements, it will include enhanced disclosures in accordance with the topics discussed in the Staff Letter as well as any material developments to the Company’s risk oversight structure.

If you have any questions, please contact me at 860-221-9014.

Very truly yours,

/s/ Ramsaran Maharajh

Ramsaran Maharajh
Executive Vice President
General Counsel

cc:    Gregory Hayes, Chairman & Chief Executive Officer
         Neil Mitchill, Executive Vice President & Chief Financial Officer